FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Results of Placing

29 March 2019

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED HEREIN ARE NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, CANADA, JAPAN, SOUTH AFRICA OR ANY JURISDICTION IN WHICH THE SAME WOULD BE UNLAWFUL. THIS ANNOUNCEMENT IS NOT AN OFFER OF SECURITIES IN THE UNITED STATES, CANADA, SOUTH AFRICA, AUSTRALIA, JAPAN OR ANY JURISDICTION IN WHICH THE SAME WOULD BE UNLAWFUL.

Results of Placing

AstraZeneca PLC (the "Company" or "AstraZeneca") is pleased to announce the successful completion of the placing announced earlier today (the "Placing").

A total of 44,386,214 new ordinary shares of twenty-five cents each in the Company (the "Placing Shares") have been placed at a price of £60.50 per Placing Share (the "Placing Price"), raising proceeds of approximately £2.69 billion ($3.5 billion at a GBP:USD average exchange rate of 1.3034) (before expenses). The Placing Shares being issued represent approximately 3.5 per cent. of the issued ordinary share capital of the Company.

The Placing Price of £60.50 each represents a discount of 1.5 per cent. to the middle market price at the time at which the Company agreed the Placing Price and complies with the guidance set out in the 'Statement of Principles' in respect of the disapplication of pre-emption rights issued by the Pre-Emption Group in 2015. The Placing Shares, when issued, will be credited as fully paid and will rank pari passu in all respects with the existing ordinary shares of twenty-five cents each in the capital of the Company, including the right to receive all dividends and other distributions declared, made or paid on or in respect of such shares after the date of issue.

Applications have been made for admission of the Placing Shares to the premium listing segment of the Official List of the Financial Conduct Authority (the "Official List") and to trading on the main market of the London Stock Exchange plc (together, "Admission"). It is expected that settlement for the Placing Shares and Admission will take place at 8.00 a.m. on 2 April 2019. Settlement of the Placing is conditional upon, amongst other things, Admission becoming effective and upon the placing agreement not being terminated in accordance with its terms.

Following Admission the total number of shares in issue in the Company will be 1,311,755,099.

END

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit astrazeneca.com and follow us on Twitter@AstraZeneca.

Media Relations
Gonzalo Viña	UK/Global	+44 203 749 5916
Rob Skelding	UK/Global	+44 203 749 5821
Matt Kent	UK/Global	+44 203 749 5906
Jennifer Hursit	UK/Global	+44 203 749 5762
Christina M Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharma - Cardiovascular; Metabolism	+44 203 749 5711
Nick Stone	BioPharma - Respiratory; Renal	+44 203 749 5716
Josie Afolabi	Other	+44 203 749 5631
Craig Marks	Finance; Fixed Income	+44 7881 615 764
Jennifer Kretzmann	Retail Investors; Corporate Access	+44 203 749 5824
US toll-free		+1 866 381 72 77

For further information:

All news releases can be accessed at our web site: https://www.astrazeneca.com/investor-relations/stock-exchange-announcements.html

Important Information:

These materials do not contain or constitute an offer or sale or the solicitation of an offer to purchase securities in the United States. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act"), and may not be offered or sold in the United States absent registration under the Securities Act or an available exemption from, or transaction not subject to, the registration requirements of the Securities Act.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 29 March 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary